July 19, 2005

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn:     H. Roger Schwall
             Assistant Director

Re:	Diamond Foods, Inc. (“Company”)
Registration Statement on Form S-1
Registration No. 333-123576 (“Registration Statement”)

Ladies and Gentlemen:

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Piper Jaffray & Co. and Harris Nesbitt Corp. are acting as the managing underwriters of the offering covered by the Registration Statement (collectively, the “Underwriters”). The Underwriters confirm that they will communicate the information set forth below to their internal sales forces, and this information will also be communicated orally by their respective sales forces to each investor to whom the underwriters expect to confirm sales of the shares. In addition, this information will be communicated orally to the potential members of the underwriting syndicate for the offering, who will be instructed to communicate such information to investors to whom such underwriters expect to confirm sales of the shares prior to confirming any sales of shares to such investors. Such potential members of the underwriting syndicate will also be notified that by accepting their allotments of Shares they will be deemed to have represented to the representatives that they have or will so notify such investors. The information to be communicated to the respective parties above, is the following:

(1)	the number of shares being offered (6,000,000 shares; 6,900,000 with the overallotment option);

(2)	the specific use of proceeds amounts (shown on page 16 of the preliminary prospectus);

(3)	the number of shares distributed to members (8,060,207);

(4)	the specific amount of cash distributed to members ($15.2 million assuming $15.00 per share, amount depends on final pricing);

(5)	total shares outstanding (14,666,667); and

(6)	any other changes from the preliminary prospectus that would be material to potential investors.

Sincerely,

/s/ James T. Chandler
Merrill Lynch, Pierce, Fenner & Smith Incorporated,
for itself and on behalf of the other Underwriters

cc:	Diamond Foods Piper Jaffray & Co. Harris Nesbitt Corp. Alston & Bird LLP Fenwick & West